August 29, 2025

Thomas Lee
Chief Executive Officer
FutureCrest Acquisition Corp.
150 East 52nd Street, 3rd Floor
New York, NY 10022

        Re: FutureCrest Acquisition Corp.
            Draft Registration Statement on Form S-1
            Submitted August 5, 2025
            CIK No. 0002074697
Dear Thomas Lee:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 5, 2025
Cover page

1. We note your compensation disclosure on the cover page. Please revise your compensation disclosure to also address promoters. See Item 1602(a)(3) of Regulation
       S-K. Please also clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters as one group, and purchasers in the offering as another group. See Item 1602(a)(5) of Regulation S-K. Dilution, page 92

2. Outside of the table, please describe each material potential source of future dilution following the registered offering by the special purpose acquisition company. See
       Item 1602(c) of Regulation S-K.
 August 29, 2025
Page 2

Sourcing of Potential Business Combination Targets, page 111

3.     We note the disclosure on page 111 that    we have not contacted any of
the
       prospective target businesses that our management team in their prior SPACs had
       considered and rejected as target businesses to acquire.    We are
unable to locate
       disclosure regarding the prior SPAC experience. Please describe the experience of the
       SPAC sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the SPAC sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies, as required by Item 1603(a)(3) of Regulation S-K.
       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Stuart Neuhauser, Esq.